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July 26, 2005 Russell Mancuso, Esq. Timothy Buchmiller, Esq. Julie Sherman Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com

Re:	Hoku Scientific, Inc. Amendment No. 5 to Registration Statement on Form S-1 Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-124423 (the “Registration Statement”), marked to show changes to Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2005.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated July 18, 2005, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Amendment No. 4 to Registration Statement Form S-1

Part II of Registration Statement

1.	Please allow adequate time for review and resolution of any comments on exhibits that you have not yet filed.

The Company respectfully acknowledges the Staff’s comment.

Exhibit 5.1

2.

We note that your counsel, in rendering its opinion, examined and relied upon, among other things, your Amended and Restated Certificate of Incorporation and Bylaws “as currently in effect” and that the date of the opinion is July 12, 2005. We also note that you have filed as exhibits to your registration statement a form of Amended and Restated Certificate of Incorporation and a form of Amended and Restated Bylaws that will each be effective upon the closing of your offering. Please file an opinion which addresses the legality of the shares to be

July 26, 2005

Page Two

issued under the certificate of incorporation and bylaws that will be in effect upon the closing of your offering.

Exhibit 5.1 has been revised in accordance with the Staff’s comment.

Please do not hesitate to call me at (650) 843-5059, or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.
Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP
Patrick J. Ford, KPMG LLP

536397 v1/HN